 **NEWS**

Starfield Reports Results For The Year
Ended February 29, 2012

Toronto, Ontario – May 29, 2012 – Starfield Resources Inc. (TSX: SRU)("Starfield", "the Company") today announced that its financial results for the year ended February 29, 2012 have been filed on SEDAR.

For the year ended February 29, 2012, Starfield incurred costs for exploration totaling $5.4 million. The expenditures were directed toward this year's exploration drilling program at its Ferguson Lake and Stillwater properties, advancement of the Hydromet project, and property maintenance. The drilling programs were completed in September 2011. Administrative expenditures amounted to $1.4 million for the year ended February 29, 2012.

During the year ended February 29, 2012 Starfield raised $5.2 million through private placements, and at February 29, 2012, the Company had approximately $1.1 million of cash on hand.

On May 7, 2012, subsequent to the fiscal 2012 year-end, the Company announced the sale of 179 mining claims in its Stillwater property to Stillwater Mining Company for $US 2 million. The funds will be used for working capital and exploration in Canada and the United States.

As at May 29, 2012 the Company had approximately $2.6 million of cash on hand.

The Company is continuing to review strategic alternatives for the Company and its assets.

The annual financial statements, management's discussion and analysis and additional information are available on the Company's website and on SEDAR.

About Starfield
Starfield Resources Inc. is an advanced exploration and development stage company. The Company's primary asset is its Ferguson Lake nickel-copper-cobalt-platinum-palladium property in Nunavut, Canada. Additional assets include a nickel-copper-cobalt-PGE-chrome project in the Stillwater district of Montana with historic copper, nickel, chromite resources (non 43-101 and not to be relied on) and the Superior copper

project in California with two significant copper prospects, one of which has a historical copper resource.

Forward-Looking Statements

This news release may contain certain information that constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as "plan," "expect," "project," "intend," "believe," "anticipate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating metal prices and other factors described above and in the Company's most recent annual information form under the heading "Risk Factors" which has been filed electronically by means of the Canadian Securities Administrators' website located at www.sedar.com. The Company disclaims any obligation to update or revise any forward-looking statements if circumstances or management's estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.

For further information contact:

Philip S. Martin   Wayne Fraser
President and CEO   Interim Chief Financial Officer
416-860-0400 ext 222   416-860-0400
pmartin@starfieldres.com   wfraser@starfieldres.com

www.starfieldres.com

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120 Adelaide Street West, Suite 900, Toronto, Ontario, Canada M5H 1T1